

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Dmitry Kozko
Chief Executive Officer
Motorsport Gaming US LLC
5972 NE 4th Avenue
Miami, FL 33137

  Re: Motorsport Gaming US LLC
    Amendment No. 1 to Registration Statement on Form S-1
    Filed December 31, 2020
    File No. 333-251501

Dear Mr. Kozko:

  We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed December 31, 2020

Risk Factors
Risks Related to the Company
We may in the future be subject to legal proceedings in the ordinary course of our business..., page 40

1. Clarify the number of shares you purchased that the minority stockholder alleges did not follow the right of first refusal provisions in the Stockholders' Agreement, and the percentage of the total outstanding shares of 704Games that these shares represent. Please also clarify the implications of remedies sought by the minority stockholder, including whether there is risk to your majority controlling ownership interest of 704Games.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Serge V. Pavluk, Esq.